UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 9, 2016 (March 8, 2016)

PFIZER INC.
(Exact name of registrant as specified in its charter)

Delaware	1-3619	13-5315170
(State or other Jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
235 East 42nd Street New York, New York (Address of principal executive offices)
10017 (Zip Code)

Registrant's telephone number, including area code:

(212) 733-2323

Not Applicable
(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the obligation of the registrant under any of the following provisions:

[ X ] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[     ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[    ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[    ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On March 8, 2016, Pfizer Inc. (“Pfizer”) entered into an accelerated share repurchase agreement with Goldman, Sachs & Co. (“GS&Co.”) to repurchase $5 billion of Pfizer’s common stock. Approximately 136 million of the shares to be repurchased under the transaction will be received by Pfizer on March 10, 2016.

At settlement of the agreement, which is expected to occur during the second quarter of 2016, GS&Co. may be required to deliver additional shares of common stock to Pfizer, or, under certain circumstances, Pfizer may be required to deliver shares of its common stock or may elect to make a cash payment to GS&Co., with the number of shares to be delivered or the amount of such payment based on the volume-weighted average price of Pfizer’s common stock during the term of the transaction.

This agreement was entered into pursuant to Pfizer’s previously announced share repurchase authorization.

The press release relating to the accelerated share repurchase agreement is filed as an exhibit to this Form 8-K and is incorporated herein by reference.

During the term of the accelerated share repurchase agreement, GS&Co. and/or its affiliates expect to engage in transactions to hedge GS&Co.’s exposure under the accelerated share repurchase agreement by buying and selling Pfizer common stock and buying and selling options to buy or sell Pfizer common stock.  As part of such hedging activity, GS&Co. and/or its affiliates will purchase in the open market and/or pursuant derivative transactions an aggregate number of shares of Pfizer common stock necessary to close out the short position established at inception of the transaction and to satisfy any additional share delivery obligation owed to Pfizer upon final settlement of the accelerated share repurchase agreement.  GS&Co. may also engage in other transactions in Pfizer common stock or in derivative securities related to Pfizer common stock.  Each of these transactions could cause or avoid an increase or a decrease in the market price of Pfizer common stock, which could affect the value of the consideration to be received by Pfizer stockholders in the pending merger with Allergan plc (“Allergan”), pursuant to the Agreement and Plan of Merger, dated as of November 22, 2015, among Pfizer, Allergan and Watson Merger Sub Inc., a Delaware corporation and direct wholly-owned subsidiary of Allergan.

* * * * * *

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

In connection with the proposed transaction (the “proposed transaction”) between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). The registration statement has not yet become effective and the Joint Proxy Statement/Prospectus included therein is in preliminary form. Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Pfizer and Allergan (when available) through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and may obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan and an accelerated share repurchase. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction with Allergan, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends, the expected timing of completion of the transaction with Allergan and Pfizer’s plans with respect to an accelerated share repurchase. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction with Allergan on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction with Allergan in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction with Allergan, restructuring in connection with the transaction with Allergan and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction with Allergan on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction with Allergan, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments, the uncertainties inherent in research and development, the uncertainties inherent in business and financial planning, including, without limitation, risks related to Pfizer’s business and prospects, adverse developments in Pfizer’s markets, or adverse developments in the U.S. or global capital markets, credit markets or economies generally that could significantly impact Pfizer’s ability to implement, or realize the benefits of, the accelerated share repurchase as currently planned. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed or will be filed with the SEC and are available at www.sec.gov and www.pfizer.com.

Applicability of the Irish Takeover Rules

As the transaction constitutes a "reverse takeover transaction" for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the "Irish Takeover Rules"), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

All content in these materials may be subject to completion of works council and / or trade union consultations and other local legal requirements.

Item 9.01	Financial Statements and Exhibits
(d) Exhibits

Exhibit 99.1	Pfizer Inc. Press Release dated March 9, 2016

SIGNATURE

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the authorized undersigned.

PFIZER INC.

By: /s/ Margaret M. Madden Margaret M. Madden
Title: Vice President and Corporate Secretary
Dated: March 9, 2016	Chief Governance Counsel

EXHIBIT INDEX

Number	Description
99.1	Pfizer Inc. Press Release dated March 9, 2016